

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

May 20, 2010

<u>Via U.S. Mail</u>

George P. Sakellaris
President and Chief Executive Officer
Ameresco, Inc.
111 Speen Street, Suite 410
Framingham, Massachusetts 01701

> **RE:** **Ameresco, Inc.**
> **Amendment Nos. 1 and 2 to Form S-1**
> **Filed May 10 and 14, 2010**
> **File No. 333-165821**

Dear Mr. Sakellaris:

We have reviewed your filing and have the following comments.

General

1. We note your response to comment two in our letter dated April 27, 2010. Please clarify whether you are registering for resale any shares issuable upon exercise of the warrants and/or options referenced on page 107 and whether the Mr. Sakellaris is selling the Class A stock to be issued upon the conversion of his Class B shares. Please revise the cover page as applicable.

Overview, page 1

2. We note your response to prior comment 10. Please disclose in the prospectus that this statement is based on data from Frost & Sullivan. We note the additional disclosure on page 32.

Management's Discussion and Analysis, page 42

3. We have read your response to comment 16 in our letter dated April 27, 2010 and have reviewed the supplemental CODM reports provided to us. As previously requested, please provide to us the CODM reports for the twelve months ended December 31, 2009 and 2008. Please also provide such reports for the quarter ended March 31, 2010 and March 31, 2009. Based on the set of bullet points in

your response, it appears you believe that you have more than one operating segment but have aggregated them into one reportable segment. If so, it is not clear to us, given the CODM reports, that the operating segments exhibit similar economic characteristics, which is the foremost criterion for aggregation as described in ASC Topic 280-10-50-11. Please explain why it is appropriate to aggregate material operating segments that have different profit or operating margins.

Stock Based Compensation Expense, page 50

4. We have read your response to comment 17 in our letter dated April 27, 2010 and the revisions made in the filing related thereto. Please tell us your sales, net income and Adjusted EBITDA as of the quarters ended June 30, 2009 and September 30, 2009. Please update the table on page 52 for any options granted during the fourth quarter of 2009, the first quarter of 2010 and the options granted on April 26, 2010. If you are placing greater emphasis on the use of projected adjusted EBITDA in your fair value estimations, please disclose the adjusted EBITDA growth rate assumptions underlying your stock value estimates since the stock compensation amounts on page 10 are material to operating income, net income and adjusted EBITDA.   Refer to Section 501.14 of the FRC.   For example, as previously requested, if your 2009 adjusted EBITDA projections assumed an annual growth rate approximating 82%, which is the increase in your common stock value between January 28, 2009 and September 25, 2009, then that fact should be clearly disclosed and fully explained. Please note we may have further comment once the filing has been updated to include the March 31, 2010 financials and/or when the estimated offering price has been added to the prospectus.

Liquidity and Capital Resources, page 58

5. We have read your response to comment 20 in our letter dated April 27, 2010 and the revisions made in the filing related thereto. Based on these revised disclosures, it remains unclear how the $1.5 million increase in the restricted cash line item on the balance sheet has been reflected on the statement of cash flows. We note your explanation of the $33.1 million and $25.5 million withdrawn during 2009 and 2008, respectively; however, these amounts appear to be represented only in the operating section of the cash flow statement. Alternatively, provide a rollforward of the restricted cash account and disclose where the significant components are included in the statement of cash flows.

Project Financing, page 60

6. We have read your response to comment 21 in our letter dated April 27, 2010 and the revisions made in the filing related thereto. You state "As of December 31, 2009, except as noted above, we were in compliance with all of our financial and

operational covenants." It is not clear to what you are referring with the "except as noted above" qualification. Please clarify this in your filing.

Compensation Discussion and Analysis, page 90

Elements of Our Executive Compensation Program, page 91

Annual Incentive Bonus Program, page 92

7. We note your response to comment 26 in our letter dated April 27, 2010. It does not appear that you have provided the secondary disclosure required by Instruction 4 to Item 402(b) of Regulation S-K regarding the difficulty for your named executive officers of achieving your undisclosed organizational unit goals. Please revise your disclosure accordingly. Additionally, please provide us with an analysis that explains in more detail how the disclosure of organizational unit goals would give competitors insight into your strategy and hiring needs.

13. Commitments and Contingencies, page F-30

8. We have read your response to comment 31 in our letter dated April 27, 2010 and the revisions made in the filing related thereto. You state on page F-31 that "The Company did not record an accrual for this matter as it was not deemed necessary." Please revise your filing to disclose, if true, that you did not record such an accrual because you believe that it is remote that a liability would be incurred related to this claim/matter.

Part II – Information Not Required in Prospectus, page II-1

Item 16. Exhibits, page II-3

9. We note your response to comment 37 in our letter dated April 27, 2010, and the Amended and Restated Credit and Security Agreement dated June 10, 2008, re-filed as Exhibit 10.5 to Amendment No. 2 to Form S-1. However, this exhibit appears to omit Schedules A and 2.1 with no corresponding request for confidentiality. Please file this credit agreement in its entirety, including all schedules and exhibits referenced therein. Please refer to Item 601(b)(10) of Regulation S-K.

<u>Item 17. Undertakings, page II-3</u>

10. We note your response to comment 36 in our letter dated April 27, 2010, and reissue this comment. Unless you are planning to conduct the subject offering in reliance on Rule 415 of Regulation C and omit information from your prospectus in reliance on Rule 430C of Regulation C, please remove as inapplicable the undertakings provided in paragraphs (3) and (4) on page II-4.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mark G. Borden, Esq.
Patrick J. Rondeau, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
Fax (617) 526-5000